

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2020

Brent Bellm
President and Chief Executive Officer
BigCommerce Holdings, Inc.
11305 Four Points Drive
Building II, Third Floor
Austin, TX 78726

>   **Re: BigCommerce Holdings, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted October 30, 2020**
>   **CIK No. 0001626450**

Dear Mr. Bellm:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jeff Kauten, Staff Attorney, at 202-551-3447 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology